Exhibit 99.3

Notice of Annual General and Special Meeting of Shareholders
and Availability of Proxy Materials

To vote you must follow the methods reflected on your enclosed Voting Instruction Form (“VIF”) or Form of Proxy (“Proxy”) BEFORE 1:00 p.m. Eastern Time on Wednesday, August 6, 2025 (or such earlier time specified in the VIF by the intermediary holding your shares)

MEETING DATE AND LOCATION

Meeting Type:	Annual General and Special Meeting of Shareholders (the “Meeting”) of Aurora Cannabis Inc. (“Aurora” or the “Company”)
When:	Friday, August 8, 2025 at 1:00 p.m. Eastern Time
Meeting Access:	Attend the virtual-only meeting online at https://meetnow.global/M7DZCY2

BUSINESS OF THE MEETING

1	to fix the number of directors to be elected at six (6), as more particularly described in the accompanying Information Circular under “Particulars of Matters to be Acted Upon – Election of Directors”;
2	to elect the directors for the ensuing year, as more particularly described in the accompanying Information Circular under “Particulars of Matters to be Acted Upon – Election of Directors”;
3	to appoint the auditor for the ensuing year, as more particularly described in the accompanying Information Circular under “Particulars of Matters to be Acted Upon – Appointment of Auditor”;
4	to consider and, if deemed appropriate, to pass with or without variation, a resolution to approve amendments to certain provisions of the Company’s Restricted Share Unit Plan, as more particularly described in the accompanying Information Circular under “Particulars of Matters to be Acted Upon – Amendment to Restricted Share Unit Plan”;
5	to consider and, if deemed appropriate, to pass with or without variation, a resolution to approve amendments to certain provisions of the Company’s Performance Share Unit Plan, as more particularly described in the accompanying Information Circular under “Particulars of Matters to be Acted Upon – Amendment to Performance Share Unit Plan;
6	to consider and, if deemed appropriate, to pass with or without variation, a resolution to approve amendments to certain provisions of the Company’s Share Option Plan, as more particularly described in the accompanying Information Circular, under “Particulars of Matters to be Acted Upon – Amendment to Share Option Plan”; and
7	to consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on our approach to executive compensation, as more particularly described in the accompanying Information Circular, under “Particulars of Matters to be Acted Upon – Say-on-Pay”.

NOTICE-AND-ACCESS

You are receiving this notification as Aurora is using the notice and access procedures adopted by the Canadian Securities Administrators for electronic delivery of its Notice of Meeting and Information Circular for the Meeting (the “Meeting Materials”) instead of mailing out paper copies. Under this delivery method, companies can, instead of mailing out paper copies, post their meeting materials on a website and send a notification to shareholders with access details. This notification provides details of the date, time and place of the Meeting, including the matters to be voted on, and instructions on how to access an electronic copy or request a paper copy of the Meeting Materials. Accompanying this notice is a form of Proxy or VIF. The Information Circular and other relevant materials are available at: https://www.auroramj.com/investors/corporate-governance/ OR under Aurora’s SEDAR+ profile at www.sedarplus.ca.

HOW DO I OBTAIN A PRINTED COPY OF THE MEETING MATERIALS?

If you would like to receive a paper copy of the current Meeting Materials by mail, you must request one. You can obtain a paper copy of the Meeting Materials free of charge by calling Broadridge toll-free at 1-877-907-7643 (in Canada or the U.S.). If you wish to receive a paper copy of the Meeting Materials, they will be sent within three (3) business days of your request, if such requests are made before the Meeting date. To ensure you receive the material in advance of the voting deadline and Meeting date, all requests must be received by us no later than ten (10) business days before the Meeting to ensure timely receipt. If you do request the current materials, please note that another VIF/Proxy will not be sent; please retain your current one for voting purposes. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

PLEASE REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING: Important details about the virtual meeting and how shareholders can participate are set out in the Information Circular and the Virtual Meeting User Guide posted on the Company’s website at https://www.auroramj.com/investors/corporate-governance/

HOW DO I VOTE?

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote online, by telephone or by mailing the enclosed VIF/Proxy for receipt by the Company BEFORE 1:00 p.m. Eastern Time on Wednesday, August 6, 2025 or 48 hours prior to any adjournment of the Meeting, excluding Saturdays, Sundays and statutory holidays (or such earlier time specified in the VIF by the intermediary holding your shares). You will find attached to this notice a Proxy or a VIF containing detailed instructions on how to exercise your voting rights.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary	Registered Shareholders Shares held in own name and represented by a physical certificate
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your VIF and vote using the control number provided therein.	Phone: 1-866-732-8683 / Fax: 1-866-249-7775
Mail	Return the VIF in the enclosed envelope.	Return the Proxy in the enclosed envelope.

NOTE: Shareholders who wish to appoint someone other than Aurora representatives named in the VIF/Proxy as their proxyholder to participate at the Meeting as their proxy and vote their shares MUST first submit their VIF/Proxy, as applicable, appointing that person as proxyholder AND then register that proxyholder online. Please refer to the instructions in the Information Circular.

If you have questions regarding, voting, notice-and-access or require assistance in obtaining meeting materials, please call or contact our proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free: 1.877.452.7184
International: 1.416.304.0211
E-mail: assistance@laurelhill.com